

December 12, 2016

<u>Via E-mail</u>
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
250 Coromar Drive
Goleta, California 93117

> **Re:** **Deckers Outdoor Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2016**
> **Filed May 31, 2016**

Dear Mr. George:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

1. We note from your disclosure on page 51 that the use of UGGpure™ had an impact on overall gross margins for the three months ending March 31, 2014. We further note you mentioned in your 2nd quarter 2017 earnings release that you have seen continued stabilization of prices in the sheepskin market, in part due to the impact that you have made by utilizing UGGpure. Tell us how this pricing stabilization and continued utilization has impacted your result of operations for the fiscal years ending March 31, 2015 and March 31, 2016 and quarter ending September 30, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

2. We note that you recognized a $7.5 million increase to allowance for sales returns during the fiscal year 2016 and a $3.1 million increase to allowance for doubtful accounts, which are significant increases over the prior year period and a significant negative impact to income from operations. We further note a similar increase in the amount of discounts

taken during 2016 and your disclosure on page 40 which indicates overall net sales were impacted by markdowns, price reductions, chargebacks sales discounts and sales reserves and page 59 which states that the sales return reserve in 2016 was primarily due to customer returns. Please expand your disclosure to further discuss the reasons your allowances increased significantly during 2016, any material variance in your DSO ratios, the reasons why customer returns were higher in 2016, describe the brands and segments impacted and whether you anticipate this to be an ongoing trend.

Item 9A. Controls and Procedures, page 63

c) Internal Control over Financial Reporting, page 64

3. You disclose that your new Enterprise Resource Planning System ("ERP") went live in April 2016. To the extent the implementation of this system has affected your internal controls over financial reporting or resulted in any material changes to internal controls over financial reporting, you should provide disclosures required by Item 308(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact me with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and Construction